Management’s Discussion and Analysis
for the three months ended June 30, 2022

1.     HIGHLIGHTS
FINANCIAL
FIRST QUARTER OF FISCAL 2023

(amounts in millions, except per share amounts, ROCE and book-to-sales)		Q1-2023	Q1-2022	Variance $	Variance %
Income Statement
Revenue		$933.3	$752.7	$180.6	24%
Operating income		$39.4	$86.2	$(46.8)	(54%)
Adjusted segment operating income (SOI)[1]		$60.9	$98.4	$(37.5)	(38%)
Adjusted SOI excluding COVID-19 government support programs[1]		$60.9	$84.8	$(23.9)	(28%)
Net income attributable to equity holders of the Company		$1.7	$46.4	$(44.7)	(96%)
Basic and diluted earnings per share (EPS)		$0.01	$0.16	$(0.15)	(94%)
Adjusted net income[1]		$17.6	$55.6	$(38.0)	(68%)
Adjusted EPS[1]		$0.06	$0.19	$(0.13)	(68%)
Adjusted net income excluding COVID-19 government support programs[1]		$17.6	$45.6	$(28.0)	(61%)
Adjusted EPS excluding COVID-19 government support programs[1]		$0.06	$0.15	$(0.09)	(60%)
Cash Flows
Free cash flow[1]		$(182.4)	$(147.6)	$(34.8)	(24%)
Net cash used in operating activities		$(162.6)	$(129.1)	$(33.5)	(26%)
Financial Position
Capital employed[1]		$7,180.0	$4,917.6	$2,262.4	46%
Non-cash working capital[1]		$140.9	$251.8	$(110.9)	(44%)
Net debt[1]		$3,025.9	$1,669.2	$1,356.7	81%
Return on capital employed (ROCE)[1]	%	3.3%	5.0
Adjusted ROCE[1]	%	5.2%	6.7
Adjusted ROCE excluding COVID-19 government support programs[1]	%	5.2%	5.3
Backlog
Total backlog[1]		$10,025.6	$7,934.1	$2,091.5	26%
Order intake[1]		$1,049.1	$521.5	$527.6	101%
Book-to-sales ratio[1]		1.12	0.69
Book-to-sales ratio for the last 12 months		1.30	0.89

1 Non-GAAP and other financial measures (see Section 5).
CAE First Quarter Report 2023 I 1

Management’s Discussion and Analysis

2.     INTRODUCTION
In this report, we, us, our, CAE and Company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:
–This year and 2023 mean the fiscal year ending March 31, 2023;
–Last year, prior year and a year ago mean the fiscal year ended March 31, 2022;
–Dollar amounts are in Canadian dollars.

This report was prepared as of August 10, 2022 and includes our management’s discussion and analysis (MD&A), unaudited consolidated interim financial statements and notes for the first quarter ended June 30, 2022. We have prepared it to help you understand our business, performance and financial condition for the first quarter of fiscal 2023. Except as otherwise indicated, all financial information has been reported in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and based on unaudited figures.

For additional information, please refer to our unaudited consolidated interim financial statements for the quarter ended June 30, 2022, and our annual audited consolidated financial statements, which you will find in our financial report for the year ended March 31, 2022. The MD&A section of our 2022 financial report also provides you with a view of CAE as seen through the eyes of management and helps you understand the Company from a variety of perspectives:
–Our mission;
–Our vision;
–Our strategy;
–Our operations;
–Foreign exchange;
–Non-GAAP and other financial measures;
–Consolidated results;
–Results by segment;
–Consolidated cash movements and liquidity;
–Consolidated financial position;
–Business combinations;
–Business risk and uncertainty;
–Related party transactions;
–Changes in accounting policies;
–Controls and procedures;
–Oversight role of Audit Committee and Board of Directors (the Board).

You will find our most recent financial report and Annual Information Form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Holders of CAE’s securities may also request a printed copy of the Company’s consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

ABOUT MATERIAL INFORMATION
This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:
–It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
–It is likely that a reasonable investor would consider the information to be important in making an investment decision.

2 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This report includes forward-looking statements about our activities, events and developments that we expect to or anticipate may occur in the future including, for example, statements about our vision, strategies, market trends and outlook, future revenues, capital spending, expansions and new initiatives, financial obligations, available liquidities, expected sales, general economic outlook, prospects and trends of an industry, expected annual recurring cost savings from operational excellence programs, estimated addressable markets, statements relating to our acquisitions of L3Harris Technologies’ Military Training business (L3H MT) and Sabre’s AirCentre airline operations portfolio (AirCentre), CAE's access to capital resources, the expected accretion in various financial metrics, expectations regarding anticipated cost savings and synergies, the strength, complementarity and compatibility of the L3H MT and AirCentre acquisitions with our existing business and teams, other anticipated benefits of the L3H MT and AirCentre acquisitions and their impact on our future growth, results of operations, performance, business, prospects and opportunities, our business outlook, objectives, development, plans, growth strategies and other strategic priorities, and our leadership position in our markets and other statements that are not historical facts. Forward-looking statements normally contain words like believe, expect, anticipate, plan, intend, continue, estimate, may, will, should, strategy, future and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour" provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward‑looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward‑looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate.

Important risks that could cause such differences include, but are not limited to, risks relating to our business and business strategy, such as evolving standards and technology innovation and disruption, our ability to penetrate new markets, estimates of market opportunity, supply chain disruptions, original equipment manufacturer (OEM) leverage and encroachment, subcontractors, diversion of management attention, product integration and program management and execution, research and development (R&D) activities, strategic partnerships and long-term contracts, fixed-price and long-term supply contracts, backlog, customer credit risk, length of sales cycle, seasonality, and our reputation, risks relating to our markets and the international scope of our business, such as the international scope of our business, geopolitical uncertainty, global economic conditions, the military conflict in Ukraine, foreign exchange, and taxation matters, risks relating to our industries and macroeconomic conditions, such as our competitive business environment, constraints within the civil aviation industry, inflation, the continued risk of global health crises, the level and timing of defence spending, business development and awarding of new contracts, and extreme weather conditions and the impact of natural or other disasters (including effects of climate change), legal and regulatory risks, such as ethics and compliance, continued scrutiny regarding environmental, social and governance (ESG) matters, environmental laws and regulations, liability risks that may not be covered by indemnity or insurance, warranty or other product-related claims, U.S. foreign ownership, control or influence mitigation measures, compliance with laws and regulations, and government audits and investigations, risks relating to information technology, cybersecurity and intellectual property, such as reliance on third-party providers for information technology systems and infrastructure management, data rights and governance, the protection of our intellectual property and brand, and third-party intellectual property, risks relating to talent and labour, such as talent management, key personnel and management, corporate culture, and labour relations, risks relating to mergers, acquisitions, joint ventures, strategic alliances or divestitures, such as the risk that we will not effectively manage our growth, integration risks, our continued reliance on certain parties and information, and acquisition and integration costs, risks relating to controls and accounting matters, such as the effectiveness of internal controls over financial reporting, estimates used in accounting, impairment risk, and pension plans funding, risks relating to indebtedness and liquidity, such as indebtedness to finance acquisitions and ability to meet debt service requirements, availability of capital, liquidity risk, and interest rate volatility, and risks relating to our common shares and ownership of our securities, such as sales of additional common shares, the market price and volatility of our common shares, returns to shareholders, our foreign private issuer status, and enforceability of civil liabilities against our directors and officers. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of CAE. Additionally, differences could arise because of events announced or completed after the date of this report. You will find more information about the risks and uncertainties affecting our business in our 2022 financial report. Any one or more of the factors described above and elsewhere in this MD&A may be exacerbated by the continuing COVID-19 pandemic and may have a heightened negative impact on CAE’s business, results of operations and financial condition. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on CAE’s forward-looking statements. Readers are also cautioned that the risks described above and elsewhere in this MD&A are not necessarily the only ones we face; additional risks and uncertainties that are presently unknown to us or that we may currently deem immaterial may adversely affect our business.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this report are expressly qualified by this cautionary statement.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

CAE First Quarter Report 2023 I 3

Management’s Discussion and Analysis

MATERIAL ASSUMPTIONS
The forward-looking statements set out in this report are based on certain assumptions including, without limitation: the anticipated negative impacts of the COVID-19 pandemic on our businesses, operating results, cash flows and/or financial condition, including the intended effect of mitigation measures implemented as a result of the COVID-19 pandemic and the timing and degree of easing of global COVID-19-related mobility restrictions, the prevailing market conditions, customer receptivity to CAE’s training and operational support solutions, the accuracy of our estimates of addressable markets and market opportunity, the realization of anticipated annual recurring cost savings and other intended benefits from recent restructuring initiatives and operational excellence programs, the ability to respond to anticipated inflationary pressures and our ability to pass along rising costs through increased prices, the actual impact to supply, production levels, and costs from global supply chain logistics challenges, the stability of foreign exchange rates, the ability to hedge exposures to fluctuations in interest rates and foreign exchange rates, the availability of borrowings to be drawn down under, and the utilization, of one or more of our senior credit agreements, our available liquidity from cash and cash equivalents, undrawn amounts on our revolving credit facilities, the balance available under our receivable purchase facility, our cash flows from operations and continued access to debt funding will be sufficient to meet financial requirements in the foreseeable future, access to expected capital resources within anticipated timeframes, no material financial, operational or competitive consequences from changes in regulations affecting our business, our ability to retain and attract new business, our ability to achieve synergies and maintain market position arising from successful integration plans relating to the L3H MT and AirCentre acquisitions, our ability to otherwise complete the integration of the L3H MT and AirCentre businesses acquired within anticipated time periods and at expected cost levels, our ability to attract and retain key employees in connection with the L3H MT and AirCentre acquisitions, management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the L3H MT and AirCentre acquisitions and resulting impact on growth and accretion in various financial metrics, the realization of the expected strategic, financial and other benefits of the L3H MT and AirCentre acquisitions in the timeframe anticipated, economic and political environments and industry conditions, the accuracy and completeness of public and other disclosure, including financial disclosure, by L3Harris Technologies and AirCentre, absence of significant undisclosed costs or liabilities associated with the L3H MT and AirCentre acquisitions. For additional information, including with respect to other assumptions underlying the forward-looking statements made in this report, refer to our 2022 financial report. Given the impact of the changing circumstances surrounding the COVID-19 pandemic and the related response from CAE, governments, regulatory authorities, businesses and customers, there is inherently more uncertainty associated with CAE’s assumptions. Air travel is a major driver for CAE's business and management relies on analysis from the International Air Transport Association (IATA) to inform its assumptions about the rate and profile of recovery in its key civil aviation market. Accordingly, the assumptions outlined in this report and, consequently, the forward‑looking statements based on such assumptions, may turn out to be inaccurate.

3.     ABOUT CAE
3.1       Who we are

At CAE, we equip people in critical roles with the expertise and solutions to create a safer world. As a technology company, we digitalize the physical world, deploying simulation training and critical operations support solutions. Above all else, we empower pilots, airlines, defence and security forces, and healthcare practitioners to perform at their best every day and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with more than 13,000 employees in more than 200 sites and training locations in over 40 countries. CAE represents 75 years of industry firsts—the highest-fidelity flight and mission simulators, surgical manikins, and personalized training programs powered by artificial intelligence. We’re investing our time and resources into building the next generation of cutting-edge, digitally immersive training and critical operations solutions while keeping positive environmental, social and governance (ESG) impact at the core of our mission. Today and tomorrow, we’ll make sure our customers are ready for the moments that matter.

CAE’s common shares are listed on the Toronto and New York stock exchanges (TSX / NYSE) under the symbol CAE.

3.2       Our mission

To lead at the frontier of digital immersion with high-tech training and operational support solutions to make the world a safer place.

3.3       Our vision

To be the worldwide partner of choice in civil aviation, defence and security and healthcare by revolutionizing our customers’ training and critical operations with digitally immersive solutions to elevate safety, efficiency and readiness.

4 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
3.4       Our strategy

CAE’s eight pillars of strength
We believe there are eight fundamental strengths that underpin our strategy and investment thesis:
–High degree of recurring business;
–Industry leader with a strong competitive moat;
–Headroom in large markets;
–Technology and industry thought leader;
–Potential for compound growth and superior returns over the long-term;
–Culture of innovation, empowerment, excellence and integrity;
–Excellent and diverse team with a unique social impact on safety;
–Solid financial position and highly cash generative business model.

High degree of recurring business
We operate in highly regulated industries with mandatory and recurring training requirements for maintaining professional certifications. Over 60% of our business is derived from the provision of technology-enabled services and software-based solutions, which is an important source of recurring business, and largely involves long-term agreements with many airlines, business aircraft operators and defence forces.

Industry leader with a strong competitive moat
We are an industry leader in each of our three segments by way of scale, the range of our technological solutions and services, and our global reach. We benefit from a strong competitive moat, fortified by seven decades of industry firsts and by continuously pushing the boundaries using digitally immersive, high-tech training and operational support solutions. Our broad global training network, unique end-to-end cadet to captain training capacities, technology-intensive training and operational support solutions, deep subject matter expertise and industry thought leadership, unrivaled customer intimacy and strong, recognizable brand further strengthen our competitive moat.

Headroom in large markets
We provide innovative training and operational support solutions to customers in large addressable markets in civil aviation, defence and security and healthcare. We believe significant untapped market opportunities exist in these three core businesses, with substantial headroom to grow our market share and expand along adjacencies over the long-term.

Technology and industry thought leader
CAE is a high-tech training and operational support solutions company and an industry thought leader in the application of modelling and simulation, virtual reality and advanced analytics to create highly innovative and digitally immersive training and operational support solutions for customers in civil aviation, defence and security and healthcare.

Potential for compound growth and superior returns over the long-term
In each of our businesses, we believe we have the potential to grow at a rate superior to our underlying markets because of our potential to gain share within the markets we serve and expand through adjacencies. Our rising proportion of recurring revenue is largely driven by our customers’ ongoing training, operational support requirements and our ability to assist them with these critical activities by means of our highly innovative products, and technology- and software-enabled service solutions. We leverage our leading market position to deepen and expand our customer relationships and gain more share of their critical responsibilities. We expect to optimize and increase the utilization of our global training network and to deploy new assets with accretive returns, over the long-term.

Culture of innovation, empowerment, excellence and integrity
One CAE is the internal mantra that represents our culture of innovation, empowerment, excellence and integrity. It is the combination of these four key attributes that provides CAE with its market leadership, strong reputation and high degree of customer intimacy.

Excellent and diverse team with a unique social impact on safety
CAE prides itself in having an excellent and diverse team with a unique social impact on safety. Each day, our employees support our customers’ most critical operations with the most innovative solutions and in doing so, they help make the world a safer place. We help make air travel and healthcare safer and help our defence forces maintain security.

Solid financial position and highly cash generative business model
A constant priority for CAE is the maintenance of a solid financial position and we use established criteria to evaluate capital allocation opportunities. Our business model and training network, specifically, is highly cash generative by nature.

CAE First Quarter Report 2023 I 5

Management’s Discussion and Analysis

3.5       Our operations

We provide digitally immersive training and operational support solutions to three markets globally:
–The civil aviation market includes major commercial airlines, regional airlines, business aircraft operators, civil helicopter operators, aircraft manufacturers, third-party training centres, flight training organizations, maintenance repair and overhaul organizations (MRO) and aircraft finance leasing companies;
–The defence and security market includes defence forces, OEMs, government agencies and public safety organizations worldwide;
–The healthcare market includes hospital and university simulation centres, medical and nursing schools, paramedic organizations, defence forces, medical societies, public health agencies and OEMs.

RUSSIAN INVASION OF UKRAINE
In light of Russia’s invasion of Ukraine, CAE announced that it suspended all services and training to Russian airlines, aircraft operators and healthcare distributors. Although Russia does not represent a large market for CAE, the suspension of its related activities is expected to continue to have some direct impact on financial performance. The magnitude of potential further indirect impacts on CAE are expected to be a function of the duration, severity, and scope of this geopolitical and humanitarian crisis. Beyond these impacts, the potential negative impacts on our businesses would most likely further result from the added economic fallout of this event, which is contributing to the high cost of fuel and high inflation, as well as government award reprioritizations specifically for our Defense segment. These macroeconomic forces impact our Civil customers’ operating costs and could potentially impact consumer demand for air travel. We have based our market recovery expectations on the IATA forecast for passenger traffic recovery and growth. Overall, these events increase uncertainty about the timeline of a broad global recovery in our Civil markets. This crisis is a stark reminder that the world needs to be prepared to defend freedom at a moment’s notice and CAE’s Defense and Security business is positioned to support that preparedness and is aligned with national defence priorities focused on near-peer threats involving multiple domains. Actual and expected increased defence spending across NATO and allied nations and a greater emphasis on mission preparedness are likely to lead to increased demand for our defence and security training and mission solutions. Given the long lead times for defence procurements, such increased activity would potentially translate to higher performance for CAE Defense in the years ahead.

CIVIL AVIATION MARKET
We provide comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end-to-end digitally-enabled crew management, training operations solutions and optimization software.

We have the unique capability and global scale to address the total lifecycle needs of the professional pilot, from cadet to captain, with our comprehensive aviation training solutions. We are the world’s largest provider of civil aviation training services. Our deep industry experience and thought leadership, large installed base, strong relationships, and reputation as a trusted partner, enable us to access a broader share of the market than any other company in our industry. We provide aviation training services in more than 35 countries and through our broad global network of approximately 70 training locations, we serve all sectors of civil aviation including airlines and other commercial, business and helicopter aviation operators.

Among our thousands of customers, we have long-term training centre operations and training services agreements and joint ventures with approximately 40 major airlines and aircraft operators around the world. Our range of training solutions includes product and service offerings for pilot, cabin crew and aircraft maintenance technician training, training centre operations, curriculum development, courseware solutions and consulting services. We currently manage 318 full-flight simulators (FFSs)2, including those operating in our joint ventures. We offer industry-leading technology, and we are shaping the future of training through innovations such as our next generation training systems, including CAE Real-time Insights and Standardized Evaluations (CAE RiseTM), which improves training quality, objectivity and efficiency through the integration of untapped flight and simulator data-driven insights into training. In the development of new pilots, CAE operates the largest ab initio flight training network in the world and has over 20 cadet training programs globally. In resource management, CAE is the global market leader in the provision of flight crew and technical personnel to airlines, aircraft leasing companies, manufacturers, and MRO companies worldwide. With the acquisition of AirCentre, paired with our existing crew operations and optimization software, we are in a position to provide robust end-to-end flight management and crew optimization solutions, helping airlines and business aircraft operators make optimal data-driven decisions.

2 Non-GAAP and other financial measures (see Section 5).
6 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
Quality, fidelity, reliability, and innovation are hallmarks of the CAE brand in flight simulation and we are the world leader in the development of civil flight simulators. We continuously innovate our processes and lead the market in the design, manufacture, and integration of civil FFSs for major and regional commercial airlines, business aircraft operators, third-party training centres and OEMs. For example, as we are entering a new era of aviation with advanced air mobility, disruptive aerospace companies are building new aircraft types from the ground up. This will create a large demand for trained professional pilots to safely fly both passengers and cargo across markets. CAE has already partnered with five of the leading electric vertical takeoff and landing (eVTOL) developers, including Jaunt Air Mobility to design and develop an Aircraft System integration lab and jointly build an engineering simulator which will accelerate cockpit design and system development and will reduce the airworthiness flight test time, Volocopter as authorized training provider and to develop an eVTOL pilot training program in preparation for Volocopter’s first eVTOL aircraft entry-into-service, BETA Technologies to design and develop pilot and maintenance training programs for the ALIA eVTOL aircraft with a focus on training design and courseware and most recently, Joby Aviation Inc. to develop and qualify flight simulation training devices that will be used to train the future pilots of their revolutionary eVTOL aircraft. Most recently, we were selected by Vertical Aerospace as the worldwide training partner for the launch of Vertical’s eVTOL aircraft, the VX4. We have established a wealth of experience in developing first-to-market simulators for more than 35 types of aircraft models. Our flight simulation equipment, including FFSs, are designed to meet the rigorous demands of their long and active service lives, often spanning several decades of continuous use. Our global reach enables us to provide best-in-class support services such as real-time, remote monitoring and enables us to leverage our extensive worldwide network of spare parts and service teams.

Commercial flight activity has continued to improve compared to calendar 2021. As per the International Air Transport Association (IATA), global air passenger demand, or revenue passenger‑kilometers (RPKs), has shown a strong increase of 83% for the first six months of calendar 2022 compared to calendar 2021. Europe showed the strongest improvement, with an 217% increase, followed by North America with a 75% increase. Asia showed some improvement in flight numbers, with an increase of 4% over the same period.

Air cargo has seen a reduction in demand in recent months, with cargo tonne-kilometers down 4.3% for the first six months of calendar 2022 compared to calendar 2021. This reduction is primarily due to the proliferation of the new COVID-19 variants of the virus and restrictions in China hampering supply chain and production activity, along with the Russian invasion of Ukraine which is also causing supply chain and cargo capacity issues.

In business aviation, both the U.S. Federal Aviation Administration (FAA) and Eurocontrol, the European Organisation for the Safety of Air Navigation have reported strong levels of flight activity compared to calendar 2021 levels. The FAA has shown an increase of 30% in the total number of business jet flights, which includes all domestic and international flights over the past 12 months. Similarly, the European business jet market remains in strong growth; according to Eurocontrol, the total number of business aviation flights in Europe have shown a strong increase of 37% over the same period.

In November 2020, we released our 2020-2029 Pilot Demand Outlook in which we estimate an expected global requirement of 264,000 new pilots in the civil aviation industry to sustain growth and support mandatory retirements over the next ten years. In the short-term, we estimated that approximately 27,000 of these new professional pilots were expected to be needed starting in late calendar 2021. Furthermore, in June 2021, we released a report on Pilot Training for Advanced Air Mobility (AAM) which estimates that AAM will create an additional surge in demand for pilots, which could be close to 60,000 pilots by 2028.

We believe the Civil Aviation segment is positioned as a gateway in a highly regulated, secular growth market, with an addressable market estimated at approximately $6.5 billion, and headroom for growth.

Market drivers
Demand for training and flight operations solutions in the civil aviation market is driven by the following:
–Pilot and maintenance training and industry regulations;
–Safety and efficiency imperatives of commercial airlines and business aircraft operators, including fuel and crew costs;
–Expected long-term secular global growth in air travel;
–Expected long-term growth, including new aircraft deliveries and renewal of the active fleet of commercial and business aircraft;
–Emergence of the newer market for advanced air mobility;
–Demand for trained aviation professionals;
–Complexity of flight operations solutions.

Profitability drivers
We believe profitability drivers for CAE’s civil aviation market include the following:
–Favourable business mix drivers, including large market headroom in training services;
–Potential to increase the ratio of wet versus dry training in commercial training;
–Expansion of operational support offering by using advanced analytics, software solutions and digital technology to enhance our value offering across the whole organization;
–Operational excellence programs expected to realize significant annual recurring cost savings;
–Training outsourcing and partnerships.

CAE First Quarter Report 2023 I 7

Management’s Discussion and Analysis

DEFENSE AND SECURITY MARKET
We are a platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains for government organizations responsible for public safety.

Defense and Security confronts the realities facing our customers and aligns our business so we are best positioned to address those needs. First and foremost is the shift in the nature of conflicts for the U.S. and its allies to address the near-peer threat across multi‑domain operations – air, land, sea, space and cyber. The near-peer competition, coupled with rapid development in training demands, adds to requirements for advanced training capabilities and agile solutions to support cyber-secured, all-domain synthetic environments. These immersive synthetic networks will become much more prevalent as a key means for defence forces to “train as they fight” across multi-domain operations. As the world reacts to the change in conflict, the need for revolutionary digital training and next generation situational awareness solutions becomes even more critical.

To address our customer requirements in this rapidly changing environment, we have aligned to the priorities set forth in the U.S. National Defense Strategy which outlines the need for the US and its allies to enhance training and readiness across complex, multi‑domain operations. This includes the continued requirement to develop strategic partnerships with the customer and across industry. Through strategic acquisitions and teaming arrangements, we continue to accelerate our strategy as a platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains.

Continued investment in digital training and next generation situational awareness solutions help our defence customers plan, prepare, and analyze to enhance performance and make better decisions across multi-domain operations. Most militaries use a combination of live training on actual platforms, virtual training in simulators, and constructive training using computer-generated simulations. While militaries will always do some level of live training exercises, we believe there will be an increasing reliance on immersive virtual training in order to prepare in a secured environment while decreasing the reliance on more costly, carbon dependent live-flying training. These immersive synthetic environments are also being leveraged more and more for mission and operational support by enabling course of action analysis and data-centric decision support.

We have delivered simulation products and training services to approximately 60 defence forces in over 50 countries. We provide training support services such as contractor logistics support, maintenance services, systems engineering, staff augmentation, classroom instruction and simulator training at over 145 sites around the world, including our joint ventures.

Training Systems and Solutions
As an industry leader in training and simulation, CAE’s agnostic approach ensures mission readiness for government organizations responsible for public safety. Following our transformative expansion in 2021, we have solidified our leadership in the air domain, augmented our capabilities in land and sea, and won strategic prime positions in the space and cyber markets. With competitive, prime wins in all five domains during the last fiscal year, we continue to expand our capabilities and lead integration of the digital transformation across defence and security markets. Under the United States Air Force (USAF) Simulators Common Architecture Requirements and Standards (SCARS) program, we are the prime contractor entrusted to integrate and standardize aircraft training simulator design and operation, including strict cybersecurity criteria, to support distributed and networked mission training. This partnership highlights our focus on strategic integration contracts, pushing the boundary of mission readiness capabilities, and is key to our future growth.

Flight Training Organizations
Our live-flying capabilities continue to expand. In fiscal 2022, the North Atlantic Treaty Organization (NATO) and the Government of Canada announced an extension of the contract with CAE through 2027, with an option through 2028 if necessary, as it looks to transition to the next-generation Future Aircrew Training (FAcT) program. Last quarter, we also launched our ab initio flight training program at our new training facility at the Bremen airport in Germany which provides academic, simulator and live-flying training services to the German Air Force, as well as a training site in Montpellier, France. Other training solution programs include the International Flight Training School in Italy, a joint venture between CAE and Leonardo, the USAF Initial Flight Training program where all USAF pilot candidates begin their aviation career and the Army Fixed-Wing Flight Training programs in the U.S., as we help our customers achieve an optimal balance across their training enterprise. Additionally, we have a 37% equity interest in the flight training operation of SkyWarrior Flight Training LLC, a flight training operation based in Florida primarily delivering Phase 1 initial flight training to U.S. and international military customers, and with this partnership, we now deliver best-in-class initial flight training across the USAF, Army and Navy along with international student pilots.

8 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
Mission and Operational Support Solutions
Defense and Security customers continue to require an increase in solutions leveraging synthetic environments and digitally immersive technologies to provide a range of mission support. We are the prime contractor for the U.S. Special Operations Command on the Mission Command System Common Operational Picture (MCS/COP) program, delivering enhanced and improved global situational awareness. We were selected as the partner of choice to the U.S. Special Operations Command by combining decades of experience creating digital ecosystems with our multi-source data fusion and artificial intelligence/machine learning capabilities to provide a single visualization platform to support collaborative command and control decision-making in real-time. This unique combination of experience, digital technology and subject matter expertise has also provided opportunities with new customers and within emerging, complex markets. Last year, we were awarded our first prime opportunity for the U.S. Intelligence Community, selected to lead the Beyond 3D prototype development and integration efforts for the National Geospatial-Intelligence Agency (NGA). In alignment with the U.S. National Defense Strategy priorities, the Beyond 3D project aims to accelerate NGA’s ability to process, exploit, disseminate and generate 3D geospatial data to support real-time analysis, mission planning and tactical operations.

Synthetic Environments
We support the development of a Single Synthetic Environment for the United Kingdom’s Strategic Command, the major organization of the British Armed Forces responsible for leading integration across all domains — air, land, sea, space and cyber. We continue expanding and extending our addressable market into mission and operational support. Employing our modeling and simulation expertise, we enable defence forces to use synthetic environments for planning, analysis and operational decision support. We are at the forefront of the digital evolution where synthetic environments play an increasingly important role in multi-domain operations.

We believe the Defense and Security segment is positioned as a strategic partner for training and mission support across multi‑domain operations and continues to develop as global leader in digitally immersive training and operational support solutions. We estimate our addressable defence market across all five domains to be approximately $14.3 billion with the largest opportunity remaining in the air domain where CAE is the platform-agnostic leader.

Market drivers
Demand for training and operational support solutions in the defence and security markets is driven by the following:
–Defence budgets;
–Installed base of enduring defence platforms and new customers;
–Attractiveness of outsourcing training, maintenance and operational support services;
–Pilot and aircrew recruitment, training and retention challenges faced by militaries globally;
–Desire to network and integrate training systems to achieve efficiencies and better prepare for the complexities of conflict in a joint multi-domain environment;
–Desire of governments and defence forces to increase the use of synthetic environments as a more cost effective and environmentally friendly solution for training, planning, analysis and decision support;
–Progression of commercially available digital technology enablers for training solutions.

Profitability drivers
We believe profitability drivers for CAE’s defence and security market include the following:
–Leading platform-agnostic training and simulation integrator leveraging solutions across a global footprint;
–Access to strategic contract vehicles, allowing flexibility to offer solutions to more customers and at the point of need;
–Adding customers with more complex problem sets and solution demands to include space and cyber domains and the intelligence community;
–Partnering with OEMs on next-generation platforms for more effective and efficient program execution;
–Operational focus on improving contracting, sub-contracting and program delivery quality processes.

CAE First Quarter Report 2023 I 9

Management’s Discussion and Analysis

HEALTHCARE MARKET
We offer healthcare students and clinical professionals innovative, integrated and virtual education and training solutions, including interventional and imaging simulations, curricula, audiovisual debriefing solutions, centre management platforms and patient simulators.

Simulation-based training is one of the most effective ways to prepare healthcare practitioners for the moments that matter: treating patients, handling critical situations and reducing medical errors. The experience and best practices gained over our 75-year simulation-based aviation training history apply seamlessly to healthcare, and we leverage those lessons to deliver innovative solutions that accelerate healthcare learning, enhance training and ultimately improve the quality and availability of patient care. The COVID-19 pandemic profoundly affected the healthcare industry, highlighting an already tenuous situation: increased demand for nurses complicated by decreased student access to both patients and clinical sites as well as an unchanging and lengthy education timeline. Based on our experiences in aviation and defence, we are well-suited to address the challenges of this evolving healthcare environment. As a result, we see healthcare training and simulation as growth markets propelled by multiple secular tailwinds, including an aging population necessitating increased care; a global shortage of nurses; an increase in preventable medical errors; limited hospital beds; and pandemic-related attrition of the healthcare workforce. All of this necessitates innovation in and acceleration of healthcare education and certification, which can be accomplished through simulation. Pre-COVID, only 17 U.S. states accepted simulation for 50 percent of clinical training hours. Since the pandemic began, every state has introduced or passed such legislation.

We are well-positioned to capture growing demand for nursing and simulation-based training through our broad and innovative portfolios of medical training solutions, including patient, ultrasound and interventional simulators, audiovisual debriefing solutions, centre management platforms, augmented reality applications and e‑learning simulation-based curricula. We provide training solutions to customers in more than 95 countries, and are a leader in the design, development and delivery of patient simulators based on advanced models of human physiology to realistically reflect human responses to clinical interventions. We apply that same degree of rigour and innovation to our digital, remote and virtual simulation solutions. For example, Vimedix, our advanced ultrasound simulator now offers augmented reality for remote and virtual learning, significantly reducing the time it takes to master ultrasound scanning and comprehend ultrasonographic anatomy. Our learning management system consolidates the delivery of digital learning solutions to augment simulation-centre-based training, giving learners the ability to learn anytime, anywhere and at their own pace, amplifying access to education and training, regardless of geographical limitations. We leverage advanced technologies to build sophisticated digital capabilities that improve patient outcomes that are gaining broad acceptance and adoption in the market. Mixed reality is featured across our portfolio, including patient simulation (AresAR and LucinaAR), interventional simulation (CathLabVR), and ultrasound simulation (VimedixAR). We provide these advanced technologies and innovative learning tools to hospitals and academic institutions, which represent the largest segment of the healthcare simulation market.

We also deliver peer-to-peer training at customer sites as well as in our training centres in Canada, Germany, the U.K. and the U.S. Our Healthcare educational resources include adjunct faculty consisting of nurses, respiratory therapists, physicians, paramedics and sonographers who, in collaboration with leading healthcare institutions, have developed approximately 200 Learning Modules for patient simulators and over 3,600 simulated clinical experience courseware packages for our customers across our virtual and physical platforms. We offer turnkey solutions, project management and professional services for healthcare simulation programs. We also collaborate with medical device companies and scientific societies to develop innovative and custom training solutions.

We see future opportunities arising in the Healthcare business, including supporting government customers; growing acceptance of new digital and virtual learning products and increased recognition of the value of simulation-based preparedness for pandemics and other high-risk scenarios. This is supported by professional organizations, such as the International Nursing Association of Clinical Simulation and Learning (INASCL) and the Society for Simulation in Healthcare, that have encouraged regulatory bodies and policymakers to demonstrate flexibility by replacing the clinical hours usually completed in a live healthcare setting with virtually simulated experiences.

We believe the Healthcare segment is positioned as a leader in developing healthcare professionals through technology, educational content and training, with an estimated healthcare simulation market of approximately US$1.7 billion. North America is the largest market for healthcare simulation, followed by Europe and Asia.

Market drivers
Demand for our simulation products and services in the healthcare market is driven by the following:
–Limited access to patients for educational and clinical development purposes;
–Evolving medical technologies and growing use and acceptance of remote and virtual delivery methods;
–Rising use of simulation, with a demand for innovative and custom training approaches to prevent medical errors;
–Increased focus on pandemic and disaster preparedness;
–Global shortage amid an increased demand for healthcare personnel;
–Growing emphasis on patient safety and outcomes.

You will find more information about our operations in our fiscal 2022 financial report, AIF and our Annual Activity and Corporate Social Responsibility Report.

10 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
4.     FOREIGN EXCHANGE
We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by IFRS.

The tables below show the variations of the closing and average exchange rates for the three main currencies in which we operate.

We used the closing foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	June 30	March 31	Increase /
	2022	2022	(decrease)
U.S. dollar (US$ or USD)	1.29	1.25	3%
Euro (€ or EUR)	1.35	1.38	(2%)
British pound (£ or GBP)	1.57	1.64	(4%)

We used the average quarterly foreign exchange rates below to value our revenues and expenses:

	June 30	June 30	Increase /
	2022	2021	(decrease)
U.S. dollar (US$ or USD)	1.28	1.23	4%
Euro (€ or EUR)	1.36	1.48	(8%)
British pound (£ or GBP)	1.61	1.72	(6%)

The effect of translating the results of our foreign operations into Canadian dollars resulted in an increase in this quarter’s revenue of $5.0 million and an increase in net income of $0.3 million when compared to the first quarter of fiscal 2022. We calculated this by translating the current quarter foreign currency revenue and net income using the average monthly exchange rates from the prior year’s first quarter and comparing these adjusted amounts to our current quarter reported results. You will find more details about our foreign exchange exposure and hedging strategies in Business Risk and Uncertainty in our 2022 financial report.

5.     NON-GAAP AND OTHER FINANCIAL MEASURES
This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but do not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. Furthermore, these non-GAAP measures should not be compared with similarly titled measures provided or used by other companies.

5.1       Non-GAAP and other financial measure definitions

Adjusted earnings or loss per share (EPS)
Adjusted earnings or loss per share is a non-GAAP financial measure calculated by excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring, integration and acquisition costs and, impairments and other gains and losses, after tax, as well as one-time tax items by the weighted average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and facilitates the comparison across reporting periods.

Adjusted earnings or loss per share excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under GAAP.

Adjusted net income or loss
Adjusted net income or loss is a non-GAAP financial measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, after tax, as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods.

Adjusted net income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income, after tax, but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under GAAP.
CAE First Quarter Report 2023 I 11

Management’s Discussion and Analysis

Adjusted segment operating income or loss (SOI)
Adjusted segment operating income or loss is a total of segments measure and is the sum of our key indicators of each segment’s financial performance. Adjusted segment operating income or loss gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate adjusted segment operating income by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. We track it because we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods. Additionally, adjusted segment operating income or loss is the profitability measure employed by management for making decisions about allocating resources to segments and assessing segment performance.

Adjusted segment operating income or loss excluding COVID-19 government support programs further excludes the impacts of government contributions related to COVID-19 support programs that were credited to income but does not adjust for COVID-19 heightened operating costs that we have been carrying and that have been included in our results. While management is aware of such further adjusted measure, it is not specifically employed by management as a profitability measure for making decisions about allocating resources to segments and assessing segment performance. Refer to section 5.2 “Non‑GAAP measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under GAAP.

Capital employed
Capital employed
Capital employed is a non-GAAP financial measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives:

Capital used:
–For the Company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and the current portion of long-term debt);
–For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and the current portion of long-term debt, royalty obligations, employee benefit obligations and other non-operating liabilities).

Source of capital:
–In order to understand our source of capital, we add net debt to total equity.

Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under GAAP.

Return on capital employed (ROCE)
ROCE is a non-GAAP ratio used to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

Capital expenditures (maintenance and growth) from property, plant and equipment
Maintenance capital expenditure is a supplementary financial measure we use to calculate the investment needed to sustain the current level of economic activity.

Growth capital expenditure is a supplementary financial measure we use to calculate the investment needed to increase the current level of economic activity.

Free cash flow
Free cash flow is a non-GAAP financial measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, changes in ERP and other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees. Refer to section 8.1 “Consolidated cash movements” of this MD&A for a reconciliation of this measure to the most directly comparable measure under GAAP.

Net debt
Net debt is a capital management measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents. Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under GAAP.

Net debt-to-capital is a capital management measure calculated as net debt divided by the sum of total equity plus net debt.

12 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
Net debt-to-EBITDA and net debt-to-adjusted EBITDA are non-GAAP ratios calculated as net debt divided by the last twelve months EBITDA. EBITDA comprises earnings before income taxes, finance expense – net, depreciation and amortization. Adjusted EBITDA further excludes restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events. Refer to section 5.2 “Non-GAAP measure reconciliations” of this MD&A for a reconciliation of these measures to the most directly comparable measure under GAAP.

Non-cash working capital
Non-cash working capital is a non-GAAP financial measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents and assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt and liabilities held for sale). Refer to section 9.1 “Consolidated capital employed” of this MD&A for a reconciliation of this measure to the most directly comparable measure under GAAP.

Order intake and Backlog
Order intake
Order intake is a supplementary financial measure that represents the expected value of orders we have received:
–For the Civil Aviation segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;
–For the Defense and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defense and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;
–For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Backlog
Total backlog is a non-GAAP financial measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:
–Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;
–Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;
–Unfunded backlog represents firm Defense and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity (ID/IQ) contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

Simulator equivalent unit (SEU)
Simulator equivalent unit
SEU is a supplementary financial measure we use to show the total average number of FFSs available to generate earnings during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs under this joint venture as a SEU. If a FFS is being powered down and relocated, it will not be included as a SEU until the FFS is re-installed and available to generate earnings.

Full-flight simulators (FFSs) in CAE's network
A FFS is a full-size replica of a specific make, model and series of an aircraft cockpit, including a motion system. In our count of FFSs in the network, we generally only include FFSs that are of the highest fidelity and do not include any fixed based training devices, or other lower-level devices, as these are typically used in addition to FFSs in the same approved training programs.

Utilization rate
Utilization rate is one of the supplementary financial measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.
CAE First Quarter Report 2023 I 13

Management’s Discussion and Analysis

5.2       Non-GAAP measure reconciliations

Reconciliation of adjusted segment operating income

			Defense
(amounts in millions)	Civil Aviation		and Security		Healthcare			Total
Three months ended June 30	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$75.4	$59.0	$(30.3)	$22.6	$(5.7)	$4.6	$39.4	$86.2
Restructuring, integration and acquisition costs	11.2	10.7	9.1	1.1	1.2	0.4	21.5	12.2
Adjusted segment operating income (loss)	$86.6	$69.7	$(21.2)	$23.7	$(4.5)	$5.0	$60.9	$98.4
COVID-19 government support programs	—	5.2	—	8.0	—	0.4	—	13.6
Adjusted SOI excluding COVID-19 government
support programs	$86.6	$64.5	$(21.2)	$15.7	$(4.5)	$4.6	$60.9	$84.8

Reconciliation of adjusted net income and adjusted earnings per share

	Three months ended
	June 30
(amounts in millions, except per share amounts)	2022	2021
Net income attributable to equity holders of the Company	$1.7	$46.4
Restructuring, integration and acquisition costs, after tax	15.9	9.2
Adjusted net income	$17.6	$55.6
COVID-19 government support programs, after tax	—	10.0
Adjusted net income excluding COVID-19 government support programs	$17.6	$45.6

Average number of shares outstanding (diluted)	318.2	295.8

Adjusted EPS	$0.06	$0.19
Adjusted EPS excluding COVID-19 government support programs	$0.06	$0.15

Reconciliation of EBITDA and adjusted EBITDA

	Last twelve months ended
	June 30
(amounts in millions)	2022	2021
Operating income	$237.4	$244.9
Depreciation and amortization	322.0	305.0
EBITDA	$559.4	$549.9
Restructuring, integration and acquisition costs	156.2	136.2
Cloud computing transition adjustment	13.4	—
Adjusted EBITDA	$729.0	$686.1
COVID-19 government support programs	—	(96.6)
Adjusted EBITDA excluding COVID-19 government support programs	$729.0	$589.5

14 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
6.     CONSOLIDATED RESULTS
6.1      Results from operations – first quarter of fiscal 2023

(amounts in millions, except per share amounts)		Q1-2023	Q4-2022	Q3-2022	Q2-2022	Q1-2022
Revenue		$933.3	955.0	848.7	814.9	752.7
Cost of sales		$700.4	683.4	606.2	587.3	538.9
Gross profit		$232.9	271.6	242.5	227.6	213.8
As a % of revenue	%	25.0	28.4	28.6	27.9	28.4
Research and development expenses		$40.7	34.9	31.7	30.7	23.5
Selling, general and administrative expenses		$145.1	143.6	117.5	122.1	105.9
Other (gains) and losses		$(2.4)	(20.9)	(6.3)	(4.1)	(5.7)
After-tax share in profit of equity accounted investees		$(11.4)	(15.3)	(13.1)	(11.8)	(8.3)
Restructuring, integration and acquisition costs		$21.5	36.0	47.2	51.5	12.2
Operating income		$39.4	93.3	65.5	39.2	86.2
As a % of revenue	%	4.2	9.8	7.7	4.8	11.5
Finance expense – net		$36.2	32.5	34.5	35.0	28.6
Earnings before income taxes		$3.2	60.8	31.0	4.2	57.6
Income tax (recovery) expense		$(0.5)	3.7	2.6	(13.0)	10.3
As a % of earnings before income taxes
(income tax rate)%		(16)	6	8	(310)	18
Net income		$3.7	57.1	28.4	17.2	47.3
Attributable to:
Equity holders of the Company		$1.7	55.1	26.2	14.0	46.4
Non-controlling interests		$2.0	2.0	2.2	3.2	0.9
		$3.7	57.1	28.4	17.2	47.3
EPS attributable to equity holders of the Company
Basic and diluted		$0.01	0.17	0.08	0.04	0.16

Adjusted segment operating income[3]		$60.9	142.7	112.7	90.7	98.4
Adjusted SOI excluding COVID-19 government support programs[3]		$60.9	142.7	112.7	90.7	84.8
Adjusted net income[3]		$17.6	92.0	60.7	53.2	55.6
Adjusted net income excluding COVID-19 government
support programs[3]		$17.6	92.0	60.7	53.2	45.6
Adjusted EPS[3]		$0.06	0.29	0.19	0.17	0.19
Adjusted EPS excluding COVID-19 government support programs[3]		$0.06	0.29	0.19	0.17	0.15

Revenue was 24% higher compared to the first quarter of fiscal 2022
Revenue was $180.6 million higher compared to the first quarter of fiscal 2022. Increases in revenue were $125.1 million, $47.5 million and $8.0 million from Defense and Security, Civil Aviation and Healthcare respectively.

You will find more details in Results by segment.

Gross profit was $19.1 million higher compared to the first quarter of fiscal 2022
Gross profit was $232.9 million this quarter, or 25.0% of revenue, compared to $213.8 million, or 28.4% of revenue, in the first quarter of fiscal 2022.

Adjusted segment operating income was $37.5 million lower compared to the first quarter of fiscal 2022
Operating income this quarter was $39.4 million (4.2% of revenue), compared to $86.2 million (11.5% of revenue) in the first quarter of fiscal 2022. Adjusted segment operating income was $60.9 million this quarter (6.5% of revenue), compared to $98.4 million (13.1% of revenue) in the first quarter of fiscal 2022. Decreases in adjusted segment operating income were $44.9 million and $9.5 million from Defense and Security and Healthcare respectively, partially offset by an increase of $16.9 million from Civil Aviation.

You will find more details in Results by segment.

3 Non-GAAP and other financial measures (see Section 5).
CAE First Quarter Report 2023 I 15

Management’s Discussion and Analysis

Net finance expense was 27% higher compared to the first quarter of fiscal 2022
The increase was mainly due to higher finance expense from a higher level of long-term debt and lower finance income, partially offset by higher borrowing costs capitalized.

Income tax rate was negative 16% this quarter
Income tax recovery this quarter amounted to $0.5 million, representing a negative effective tax rate of 16%, compared to positive effective tax rate of 18% for the first quarter of fiscal 2022.

The income tax rate was impacted by restructuring, integration and acquisition costs this quarter. Excluding the effect of these elements, the income tax rate would have been 21% this quarter compared to 19% in the first quarter of fiscal 2022. On this basis, the increase in the tax rate this quarter compared to the first quarter of fiscal 2021 was mainly attributable to a beneficial impact last year, recognized on tax assets, partially offset by the change in the mix of income from various jurisdictions.

6.2      Restructuring, integration and acquisition costs

	Three months ended
	June 30, 2022
(amounts in millions)	2022	2021
Integration and acquisition costs	$16.7	$5.4
Impairment of non-financial assets	2.3	2.1
Severances and other employee related costs	—	1.3
Other costs	2.5	3.4
Total restructuring, integration and acquisition costs	$21.5	$12.2

For the three months ended June 30, 2022, restructuring, integration and acquisition costs associated with the L3H MT acquisition amounted to $9.5 million and the AirCentre acquisition amounted to $6.4 million.

For the three months ended June 30, 2022, payments of approximately $23 million (2021 – $10 million) were recorded in cash provided by operating activities related to the integration and acquisition costs for our recently acquired businesses and severances and other costs associated with our previously announced restructuring program.

6.3      Consolidated orders and total backlog

Total backlog4 up 5% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2022
Obligated backlog[4], beginning of period	$7,871.4
'+ order intake[4]	1,049.1
- revenue	(933.3)
+ / - adjustments	24.9
Obligated backlog, end of period	$8,012.1
Joint venture backlog[4] (all obligated)	276.3
Unfunded backlog and options[4]	1,737.2
Total backlog	$10,025.6

Adjustments this quarter were mainly due to positive foreign exchange movements, partially offset by contract amendments.

The book-to-sales ratio4 for the quarter was 1.12x. The ratio for the last 12 months was 1.30x.

You will find more details in Results by segment.

4 Non-GAAP and other financial measures (see Section 5).
16 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
7.     RESULTS BY SEGMENT
We manage our business and report our results in three segments:
–Civil Aviation;
–Defense and Security;
–Healthcare.

The method used for the allocation of assets jointly used by the operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

Unless otherwise indicated, elements within our segment revenue and adjusted segment operating income analysis are presented in order of magnitude.

7.1      Civil Aviation

FIRST QUARTER OF FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We announced the expansion of our commercial aviation training network in Toronto, Canada with the addition of a Boeing 737 MAX and 787 FFS;
–We announced the expansion of our business aviation training network in Burgess Hill, U.K. with the addition of the first Dassault Falcon 6X FFS;
–We announced the expansion of our business aviation footprint with the introduction of a new flight-training location in Savannah, Georgia. The centre is expected to open in mid-calendar 2023 and will be equipped with four Gulfstream FFSs.

New programs and products
–We concluded a strategic partnership with Vertical Aerospace to be their exclusive global provider of VX4 pilot training and courseware;
–Together with Piper Aircraft Inc., we launched our electric aircraft modification program, where we will develop a conversion kit and bring an electric variant option of the aircraft to market. As a carbon neutral company, this program will allow CAE to further reduce it's carbon footprint at the source;
–We have launched our newest advancement in pilot training, the CAE 700MXR flight simulator. This high-fidelity flight simulator targets the eVTOL aircraft pilot training and will provide cost-effective, realistic and scalable flight training.

ORDERS
Civil Aviation obtained contracts this quarter expected to generate revenues of $521.5 million including contracts for 11 FFSs sold in the quarter, including:
–Two Boeing 737 MAX to Allegiant Air;
–Two Boeing 737 MAX to United Airlines;
–One ATR72 to Air New Zealand;
–One Airbus A220 to JetBlue;
–5 FFSs to undisclosed and other customers.

Notable contract awards for the quarter included:
–A 3-year exclusive commercial aviation training agreement extension with Mesa Airlines;
–A 12-year exclusive commercial aviation training agreement with Virgin Atlantic to now include the Boeing 787 platform;
–A 3-year business aviation training agreement with Tag Aviation Holdings;
–A 3-year business aviation training agreement with NSPA (NATO Support and Procurement Agency);
–A 5-year exclusive commercial aviation training agreement with United Airlines;
–A 5-year exclusive commercial aviation training agreement with JetBlue.

CAE First Quarter Report 2023 I 17

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions, except SEU, FFSs, utilization rate and FFS deliveries)		Q1-2023	Q4-2022	Q3-2022	Q2-2022	Q1-2022
Revenue		$480.4	432.7	390.1	362.1	432.9
Operating income		$75.4	58.1	57.1	49.9	59.0
Adjusted SOI		$86.6	96.3	83.4	65.3	69.7
As a % of revenue	%	18.0	22.3	21.4	18.0	16.1
Adjusted SOI excluding COVID-19 government
support programs		$86.6	96.3	83.4	65.3	64.5
As a % of revenue	%	18.0	22.3	21.4	18.0	14.9
Depreciation and amortization		$58.5	57.7	55.5	55.4	55.5
Property, plant and equipment expenditures		$68.1	68.1	69.7	39.3	70.2
Intangible assets and other assets expenditures		$15.7	16.7	13.6	13.3	9.8
Capital employed[5]		$4,363.9	4,256.9	3,883.5	3,937.5	3,885.5
Total backlog		$4,993.2	4,919.2	4,606.0	4,263.2	4,200.4
SEU[5]		250	246	249	245	243
FFSs in CAE's network[5]		318	316	312	312	319
Utilization rate[5]	%	71	69	60	53	56
FFS deliveries		10	7	7	5	11

Revenue up 11% compared to the first quarter of fiscal 2022
The increase in revenue compared to the first quarter of fiscal 2022 was mainly due to higher utilization across our network and to the integration into our results of AirCentre, acquired in the fourth quarter of the prior year. The increase was partially offset by lower revenue recognized from simulator sales mainly due to lower deliveries, a less favourable program mix and lower revenue from simulator lifecycle support services.

We have seen continued recovery from the enduring impacts of the COVID-19 pandemic in regards to improved utilization of FFSs in our network and stronger order intake. However, as a result of the proliferation of new COVID-19 variants of the virus, we continue to be affected by ongoing supply chain disruptions, employee and customer absenteeism due to infections, operational constraints imposed by local authorities, and intermittent border restrictions with the greatest impact, during the quarter, in Asia.

Adjusted segment operating income up 24% compared to the first quarter of fiscal 2022
Adjusted segment operating income was $86.6 million (18.0% of revenue) this quarter, compared to $69.7 million (16.1% of revenue) in the first quarter of fiscal 2022.

The increase compared to the first quarter of fiscal 2022 was mainly due to higher utilization across our network. The increase was partially offset by lower revenue recognized from simulator sales, mainly due to lower revenue from simulator lifecycle support services, lower deliveries and a less favourable program mix, and by higher net research and development costs due to investments related to innovation programs.

Property, plant and equipment expenditures at $68.1 million this quarter
Growth capital expenditures were $53.8 million for the quarter and maintenance capital expenditures were $14.3 million.

Capital employed increased by $107.0 million compared to last quarter
The increase compared to last quarter was driven mainly by higher non-cash working capital, due to higher accounts receivable, higher property, plant and equipment and movement in foreign exchange rates.

5 Non-GAAP and other financial measures (see Section 5).
18 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
Total backlog up 2% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2022
Obligated backlog, beginning of period	$4,718.3
+ order intake	521.5
- revenue	(480.4)
+ / - adjustments	58.4
Obligated backlog, end of period	$4,817.8
Joint venture backlog (all obligated)	175.4
Total backlog	$4,993.2

Adjustments this quarter were mainly due to positive foreign exchange movements, partially offset by contract amendments.

This quarter's book-to-sales ratio was 1.09x. The ratio for the last 12 months was 1.32x.

7.2      Defense and Security

FIRST QUARTER OF FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We entered into a memorandum of understanding (MoU) with MBDA Deutschland to jointly develop virtual simulation environments that support the development, training and use of network-enabled, collaborative effectors to support the Future Combat Air System program and further develop the key technologies required for mission planning, collaborative algorithms and sensor data fusion;
–We entered into a MoU with Boeing to expand their collaboration and explore further teaming opportunities in defence aerospace training, leveraging the strengths, skills and advanced technologies of the two companies with the intent to further enhance innovation and competition through potential joint-offerings.

New programs and products
–The German government announced Boeing’s CH-47F Chinook was selected for the heavy helicopter program. CAE GmbH is a member of Boeing’s Team Chinook providing flight simulation technologies and training support services.

ORDERS
Defense and Security was awarded $488.0 million in orders this quarter, including notable contract awards from:
–L3 Harris to provide Program Management, Integrated Logistics & Support, Data Management System and Embedded Systems Engineering support for the CF-18 Systems Engineering Support Contract to the Royal Canadian Air Force;
–Rotorsim, a joint venture between CAE and Leonardo, to provide the training system in support of the Joint NH90 Training Program Full Mission Flight Trainer Maintenance Upgrade to the Netherlands Ministry of Defence;
–The United States Special Operations Command that exercised the first option year for the Mission Command System Common Operational Picture;
–The U.S. Army Synthetic Training Environment Cross Functional Team with PEO STRI to develop a Soldier Virtual Trainer Prototype;
–The Air Force Research Laboratory Space Vehicles Directorate’s Simulation & Technology Assessment Branch to develop a prototype to support testing, training, evaluation, and the development of tactics and systems for the Joint Warfighter.

CAE First Quarter Report 2023 I 19

Management’s Discussion and Analysis

FINANCIAL RESULTS
(amounts in millions)		Q1-2023	Q4-2022	Q3-2022	Q2-2022	Q1-2022
Revenue		$413.3	469.5	426.5	417.9	288.2
Operating (loss) income		$(30.3)	25.8	16.5	(8.9)	22.6
Adjusted SOI		$(21.2)	36.8	32.0	26.7	23.7
As a % of revenue	%	—	7.8	7.5	6.4	8.2
Adjusted SOI excluding COVID-19 government
support programs		$(21.2)	36.8	32.0	26.7	15.7
As a % of revenue	%	—	7.8	7.5	6.4	5.4
Depreciation and amortization		$20.9	20.1	21.1	20.0	12.2
Property, plant and equipment expenditures		$5.2	6.0	6.5	5.7	3.4
Intangible assets and other assets expenditures		$6.8	6.9	9.0	3.5	5.5
Capital employed		$2,528.4	2,338.3	2,360.7	2,466.2	1,100.8
Total backlog		$5,032.4	4,658.3	4,571.2	4,564.7	3,733.7

Revenue up 43% compared to the first quarter of fiscal 2022
The increase in revenue compared to the first quarter of fiscal 2022 was mainly due to the integration into our results of L3H MT, acquired in the second quarter of the prior year.

Adjusted segment operating income decreased by $44.9 million compared to the first quarter of fiscal 2022
Adjusted segment operating loss was $21.2 million this quarter, compared to an adjusted segment operating income of $23.7 million (8.2% of revenue) in the first quarter of fiscal 2022.

The decrease compared to the first quarter of fiscal 2022 was driven by lower margins on our North American programs, mainly from unfavourable contract profit adjustments, in the aggregate of $28.9 million, on two programs: a classified U.S. program and a U.S. training utilization program. The unfavourable profit adjustments were required following the reassessment of cost estimates, due in part from, delays and meeting customer requirements on scope and timing as well as the revised expectations on the expansion of program requirements at more favourable terms, following recent communications with the customers. The decrease was also due to lower government support programs obtained in relation to the COVID-19 pandemic and higher selling, general and administrative expenses from higher bid and proposal costs associated with the pursuit of a larger Defense and Security pipeline.

In addition, we are impacted by delayed customer contract negotiations, inefficiencies from inflation and supply chain disruptions, employee and customer absenteeism due to infections and skilled labour shortages as a result of the proliferation of new COVID-19 variants of the virus, the Continuing Resolution in the U.S. and government contract award reprioritizations due to the Russian invasion of Ukraine. These impacts are driving delays in order intake, particularly for products contract awards and inefficiencies in the execution of certain programs.

Capital employed increased by $190.1 million compared to last quarter
The increase compared to last quarter was mainly due to higher non-cash working capital, primarily resulting from lower accounts payable and accrued liabilities and higher accounts receivable and movements in foreign exchange rates

Total backlog up 8% compared to last quarter

Three months ended
(amounts in millions)	June 30, 2022
Obligated backlog, beginning of period	$3,153.1
+ order intake	488.0
- revenue	(413.3)
+ / - adjustments	(33.5)
Obligated backlog, end of period	$3,194.3
Joint venture backlog (all obligated)	100.9
Unfunded backlog and options	1,737.2
Total backlog	$5,032.4

Adjustments this quarter were mainly due to a contract amendment, partially offset by positive foreign exchange movements.

This quarter's book-to-sales ratio was 1.18x. The ratio for the last 12 months was 1.31x.

This quarter, $483.2 million was added to the unfunded backlog and $172.3 million was transferred to obligated backlog.
20 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
7.3      Healthcare

FIRST QUARTER OF FISCAL 2023 EXPANSIONS AND NEW INITIATIVES

Expansions
–We expanded our relationship with the Mayo Clinic College of Medicine and Science, finalizing a significant partnership for our LearningSpace center management solution for its simulation center in Rochester, Minnesota;
–Through efforts supported by CARES Act funding and Mon Health hospital system, we increased our presence and visibility in the U.S. to address West Virginia’s increased demand for nurses by introducing three statewide mobile nursing labs that use simulation to train students and healthcare providers.

New programs and products
–We introduced two new enhancements to our LearningSpace centre management platforms with the Standardized Patient Administration module that offers streamlined scheduling and communication with standardized patients via a dedicated mobile application and the updated NextGen Room View that optimizes the video interface for watching live or recorded simulation training sessions.

Awards and achievements
–As part of our ongoing commitment to be responsible stewards of the environment, our Sarasota manufacturing facility was named a Sarasota County Green Business recognizing the sustainable practices we’ve implemented to help conserve valuable resources, including air, water, and electricity;
–We joined our partner Microsoft at a thought leadership event, to showcase our collective innovation using mixed reality in medicine with our Vimedix ultrasound simulator and HoloLens2.

FINANCIAL RESULTS
(amounts in millions)		Q1-2023	Q4-2022	Q3-2022	Q2-2022	Q1-2022
Revenue		$39.6	52.8	32.1	34.9	31.6
Operating (loss) income		$(5.7)	9.4	(8.1)	(1.8)	4.6
Adjusted SOI		$(4.5)	9.6	(2.7)	(1.3)	5.0
As a % of revenue	%	—	18.2	—	—	15.8
Adjusted SOI excluding COVID-19 government
support programs		$(4.5)	9.6	(2.7)	(1.3)	4.6
As a % of revenue	%	—	18.2	—	—	14.6
Depreciation and amortization		$3.2	3.1	3.3	3.2	3.4
Property, plant and equipment expenditures		$0.6	0.6	0.7	1.7	0.3
Intangible assets and other assets expenditures		$2.9	2.6	2.9	2.8	4.0
Capital employed		$220.2	204.3	193.7	210.1	185.9

Revenue up 25% compared to the first quarter of fiscal 2022
The increase in revenue compared to the first quarter of fiscal 2022 was mainly due to higher revenue from patient simulators, key partnerships with OEMs and ultrasound simulators. We continue to see gradual improvements in the recovery from COVID-19 although constrained by continued supply chain headwinds.

Adjusted segment operating income down $9.5 million compared to the first quarter of fiscal 2022
Adjusted segment operating loss was $4.5 million this quarter, compared to an adjusted segment operating income of $5.0 million (15.8% of revenue) in the first quarter of fiscal 2022.

The decrease compared to the first quarter of fiscal 2022 was mainly due to higher net research and development costs this quarter and the recognition of previously unrecognized investment tax credits in the first quarter of fiscal 2022. The decrease was also due to higher investments in selling, general and administrative expenses to support business growth, partially offset by higher revenues as described above.

Capital employed increased by $15.9 million compared to last quarter
The increase compared to last quarter was mainly due to higher non-cash working capital, driven by higher inventories due to a ramp‑up of production to support additional revenue growth and to mitigate supply chain risk and lower accounts payable and accrued liabilities, partially offset by lower accounts receivable.

CAE First Quarter Report 2023 I 21

Management’s Discussion and Analysis

8.     CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY
We manage liquidity and regularly monitor the factors that could affect it, including:
–Cash generated from operations, including timing of milestone payments and management of working capital;
–Capital expenditure requirements;
–Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

8.1    Consolidated cash movements

	Three months ended
	June 30
(amounts in millions)	2022	2021
Cash provided by operating activities*	$67.7	$135.1
Changes in non-cash working capital	(230.3)	(264.2)
Net cash used in operating activities	$(162.6)	$(129.1)
Maintenance capital expenditures[6]	(16.9)	(10.9)
Change in ERP and other assets	(14.4)	(8.9)
Proceeds from the disposal of property, plant and equipment	4.0	1.8
Net proceeds from (payments to) equity accounted investees	1.1	(0.5)
Dividends received from equity accounted investees	6.4	—
Free cash flow[6]	$(182.4)	$(147.6)
Growth capital expenditures[6]	(57.0)	(63.0)
Capitalized development costs	(16.0)	(12.8)
Net proceeds from the issuance of common shares	11.5	20.2
Business combinations, net of cash acquired	—	(16.0)
Effect of foreign exchange rate changes on cash and cash equivalents	(2.5)	(2.6)
Net change in cash before proceeds and repayment of long-term debt	$(246.4)	$(221.8)
* before changes in non-cash working capital

Free cash flow of negative $182.4 million this quarter
Free cash flow was $34.8 million lower compared to the first quarter of fiscal 2022. The decrease was mainly due to lower cash provided by operating activities. The decrease was partially offset by a lower investment in non-cash working capital. We usually see a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and tend to see a portion of these investments reverse in the second half.

Capital expenditures of $73.9 million this quarter
Growth capital expenditures were $57.0 million this quarter and maintenance capital expenditures were $16.9 million.

6 Non-GAAP and other financial measures (see Section 5).
22 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
9.     CONSOLIDATED FINANCIAL POSITION
9.1       Consolidated capital employed

	As at June 30	As at March 31
(amounts in millions)	2022	2022
Use of capital:
Current assets	$2,169.1	$2,148.6
Less: cash and cash equivalents	(206.0)	(346.1)
Current liabilities	(2,051.0)	(2,091.2)
Less: current portion of long-term debt	228.8	241.8
Non-cash working capital[7]	$140.9	$(46.9)
Property, plant and equipment	2,170.8	2,129.3
Intangible assets	3,872.5	3,796.3
Other long-term assets	1,543.6	1,504.6
Other long-term liabilities	(547.8)	(596.6)
Total capital employed	$7,180.0	$6,786.7
Source of capital[7]:
Current portion of long-term debt	$228.8	$241.8
Long-term debt	3,003.1	2,804.4
Less: cash and cash equivalents	(206.0)	(346.1)
Net debt[7]	$3,025.9	$2,700.1
Equity attributable to equity holders of the Company	4,079.4	4,009.7
Non-controlling interests	74.7	76.9
Source of capital	$7,180.0	$6,786.7

Capital employed increased by $393.3 million compared to last quarter
The increase was mainly due to higher non-cash working capital, lower other long-term liabilities, higher intangible assets and higher property, plant and equipment.

Return on capital employed (ROCE)7
ROCE was 3.3% this quarter. Adjusted ROCE was 5.2% this quarter, which compares to 6.7% in the first quarter of last year and 6.2% last quarter.

Non-cash working capital increased by $187.8 million compared to last quarter
The increase was mainly due to higher accounts receivable and lower accounts payable.

Property, plant and equipment increased by $41.5 million compared to last quarter
The increase was mainly due to capital expenditures in excess of depreciation.

Intangible assets increased by $76.2 million compared to last quarter
The increase was mainly due to movements in foreign exchange rates and adjustments to the preliminary purchase price allocations of recently acquired businesses, partially offset by depreciation in excess of capital expenditures.

Other long-term liabilities decreased by $48.8 million compared to last quarter
The decrease was mainly due to lower employee benefits obligations and lower deferred gains and other non-current liabilities.

7 Non-GAAP and other financial measures (see Section 5).
CAE First Quarter Report 2023 I 23

Management’s Discussion and Analysis

Change in net debt
Three months ended
(amounts in millions, except net debt-to-capital and net debt-to-EBITDA)	June 30, 2022
Net debt, beginning of period	$2,700.1
Impact of cash movements on net debt
(see table in the consolidated cash movements section)	246.4
Effect of foreign exchange rate changes on long-term debt	71.6
Non-cash lease liability movements	2.2
Other	5.6
Change in net debt during the period	$325.8
Net debt, end of period	$3,025.9

Net debt-to-capital[8]	% 42.1
EBITDA[8]	$559.4
Net debt-to-EBITDA[8]	5.41
Adjusted EBITDA[8]	$729.0
Net debt-to-adjusted EBITDA[8]	4.15

We have a committed line of credit at floating rates, provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from this credit facility to cover operating and general corporate expenses and to issue letters of credit.

We manage an uncommitted receivable purchase facility of up to US$400.0 million, in which we sell interests in certain of our accounts receivable to third parties for cash consideration. This committed facility is renewed annually.

We have certain debt agreements which require the maintenance of standard financial covenants. As at June 30, 2022, we are compliant with all our financial covenants.

Total available liquidity as at June 30, 2022 was approximately $1.4 billion, including $206.0 million in cash and cash equivalents, undrawn amounts on our revolving credit facility and the balance available under our receivable purchase facility.

Total equity increased by $67.5 million this quarter
The increase in equity was mainly due to changes in other comprehensive income, driven by defined benefit plan remeasurements, stock options exercised and the net income realized this quarter.

Outstanding share data
Our articles of incorporation authorize the issue of an unlimited number of common shares and an unlimited number of preferred shares issued in series. We had a total of 317,669,400 common shares issued and outstanding as at June 30, 2022 with total share capital of $2,237.9 million. In addition, we had 6,667,167 options outstanding under the Employee Stock Option Plan (ESOP).

As at July 31, 2022, we had a total of 317,809,175 common shares issued and outstanding and 6,416,377 options outstanding under the ESOP.

8 Non-GAAP and other financial measures (see Section 5).
24 I CAE First Quarter Report 2023

Management’s Discussion and Analysis
10.   CONTROLS AND PROCEDURES
In the first quarter ended June 30, 2022, we did not make any significant changes in, nor take any significant corrective actions regarding our internal controls or other factors that could significantly affect such internal controls. Our CEO and CFO periodically review our disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the first quarter, our CEO and CFO were satisfied with the effectiveness of our disclosure controls and procedures.

During fiscal 2022, we acquired L3H MT and AirCentre. In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings, the CEO and the CFO of the Company have limited the scope of their design of CAE’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of L3H MT and AirCentre, for up to one year following their acquisition. We have begun to integrate their internal controls, policies and procedures and we have incorporated internal controls over significant processes specific to the acquisition that we believe are appropriate and necessary in consideration of the level of related integration. As the post-closing integration continues, we will continue to review the internal controls and processes with those of CAE.

L3H MT’s contribution to our consolidated financial statements for the three months ended June 30, 2022 was 14% of consolidated revenues and less than 1% of adjusted segment operating income. Additionally, at June 30, 2022, L3H MT’s total assets and total liabilities were 18% and 5% of consolidated total assets and total liabilities, respectively.

AirCentre's contribution to our consolidated financial statements for the three months ended June 30, 2022 was 4% and 3% of each of consolidated revenues and adjusted segment operating income. Additionally, as at June 30, 2022, AirCentre's total assets and total liabilities were 6% and 1% of consolidated total assets and total liabilities, respectively.

CAE First Quarter Report 2023 I 25

Management’s Discussion and Analysis

11.     SELECTED QUARTERLY FINANCIAL INFORMATION

(amounts in millions, except per share amounts and exchange rates)	Q1	Q2	Q3	Q4	Year to date
Fiscal 2023
Revenue	$933.3	(1)	(1)	(1)	933.3
Net income	$3.7	(1)	(1)	(1)	3.7
Equity holders of the Company	$1.7	(1)	(1)	(1)	1.7
Non-controlling interests	$2.0	(1)	(1)	(1)	2.0
Basic and diluted EPS attributable to equity holders of the Company	$0.01	(1)	(1)	(1)	0.01
Adjusted EPS	$0.06	(1)	(1)	(1)	0.06
Average number of shares outstanding (basic)	317.1	(1)	(1)	(1)	317.1
Average number of shares outstanding (diluted)	318.2	(1)	(1)	(1)	318.2
Average exchange rate, U.S. dollar to Canadian dollar	1.28	(1)	(1)	(1)	1.28
Average exchange rate, Euro to Canadian dollar	1.36	(1)	(1)	(1)	1.36
Average exchange rate, British pound to Canadian dollar	1.61	(1)	(1)	(1)	1.61
Fiscal 2022
Revenue	$752.7	814.9	848.7	955.0	3,371.3
Net income	$47.3	17.2	28.4	57.1	150.0
Equity holders of the Company	$46.4	14.0	26.2	55.1	141.7
Non-controlling interests	$0.9	3.2	2.2	2.0	8.3
Basic EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.46
Diluted EPS attributable to equity holders of the Company	$0.16	0.04	0.08	0.17	0.45
Adjusted EPS	$0.19	0.17	0.19	0.29	0.84
Adjusted EPS excluding COVID-19 government support programs	$0.15	0.17	0.19	0.29	0.80
Average number of shares outstanding (basic)	293.6	316.5	316.9	317.0	311.0
Average number of shares outstanding (diluted)	295.8	318.7	318.7	318.5	312.9
Average exchange rate, U.S. dollar to Canadian dollar	1.23	1.26	1.26	1.27	1.25
Average exchange rate, Euro to Canadian dollar	1.48	1.48	1.44	1.42	1.46
Average exchange rate, British pound to Canadian dollar	1.72	1.74	1.70	1.70	1.71
Fiscal 2021
Revenue	$550.5	704.7	832.4	894.3	2,981.9
Net income (loss)	$(110.0)	(6.0)	49.7	18.8	(47.5)
Equity holders of the Company	$(110.6)	(5.2)	48.8	19.8	(47.2)
Non-controlling interests	$0.6	(0.8)	0.9	(1.0)	(0.3)
Basic and diluted EPS attributable to equity holders of the Company	$(0.42)	(0.02)	0.18	0.07	(0.17)
Adjusted EPS	$(0.11)	0.13	0.22	0.22	0.47
Adjusted EPS excluding COVID-19 government support programs	$(0.24)	0.03	0.19	0.12	0.12
Average number of shares outstanding (basic)	265.7	265.8	271.7	285.2	272.0
Average number of shares outstanding (diluted)	265.7	265.8	273.0	287.3	272.0
Average exchange rate, U.S. dollar to Canadian dollar	1.39	1.33	1.30	1.27	1.32
Average exchange rate, Euro to Canadian dollar	1.53	1.56	1.55	1.53	1.54
Average exchange rate, British pound to Canadian dollar	1.72	1.72	1.72	1.75	1.73

(1) Not available.
26 I CAE First Quarter Report 2023

Consolidated Interim Financial Statements

Consolidated Income Statement

		Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars, except per share amounts)	Notes	2022	2021
Revenue	3	$933.3	$752.7
Cost of sales		700.4	538.9
Gross profit		$232.9	$213.8
Research and development expenses		40.7	23.5
Selling, general and administrative expenses		145.1	105.9
Other (gains) and losses	4	(2.4)	(5.7)
Share of after-tax profit of equity accounted investees	3	(11.4)	(8.3)
Restructuring, integration and acquisition costs	5	21.5	12.2
Operating income		$39.4	$86.2
Finance expense – net	6	36.2	28.6
Earnings before income taxes		$3.2	$57.6
Income tax (recovery) expense		(0.5)	10.3
Net income		$3.7	$47.3
Attributable to:
Equity holders of the Company		$1.7	$46.4
Non-controlling interests		2.0	0.9
Earnings per share attributable to equity holders of the Company
Basic and diluted	8	$0.01	$0.16

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2023 I 27

Consolidated Interim Financial Statements

Consolidated Statement of Comprehensive Income

	Three months ended June 30
(Unaudited)
(amounts in millions of Canadian dollars)	2022	2021
Net income	$3.7	$47.3
Items that may be reclassified to net income
Foreign currency exchange differences on translation of foreign operations	$56.3	$(37.6)
Net (loss) gain on hedges of net investment in foreign operations	(43.6)	14.4
Reclassification to income of foreign currency exchange differences	(0.2)	(2.2)
Net gain (loss) on cash flow hedges	8.3	(13.8)
Reclassification to income of gains on cash flow hedges	(15.9)	(3.7)
Income taxes	3.5	6.1
	$8.4	$(36.8)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$62.1	$3.6
Income taxes	(16.5)	(0.9)
	$45.6	$2.7
Other comprehensive income (loss)	$54.0	$(34.1)
Total comprehensive income	$57.7	$13.2
Attributable to:
Equity holders of the Company	$54.9	$12.8
Non-controlling interests	2.8	0.4

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

28 I CAE First Quarter Report 2023

Consolidated Interim Financial Statements

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2022	2022
Assets
Cash and cash equivalents	$206.0	$346.1
Accounts receivable	658.1	556.9
Contract assets	612.0	608.3
Inventories	550.4	519.8
Prepayments	71.3	56.7
Income taxes recoverable	42.8	33.2
Derivative financial assets	28.5	27.6
Total current assets	$2,169.1	$2,148.6
Property, plant and equipment	2,170.8	2,129.3
Right-of-use assets	363.9	373.0
Intangible assets	3,872.5	3,796.3
Investment in equity accounted investees	463.9	454.0
Employee benefits assets	29.9	—
Deferred tax assets	111.2	117.4
Derivative financial assets	15.6	10.5
Other non-current assets	559.1	549.7
Total assets	$9,756.0	$9,578.8

Liabilities and equity
Accounts payable and accrued liabilities	$895.0	$975.1
Provisions	31.8	36.7
Income taxes payable	27.8	22.7
Contract liabilities	833.8	788.3
Current portion of long-term debt	228.8	241.8
Derivative financial liabilities	33.8	26.6
Total current liabilities	$2,051.0	$2,091.2
Provisions	20.7	20.6
Long-term debt	3,003.1	2,804.4
Royalty obligations	121.1	126.0
Employee benefits obligations	81.7	109.7
Deferred tax liabilities	96.1	93.7
Derivative financial liabilities	1.4	1.0
Other non-current liabilities	226.8	245.6
Total liabilities	$5,601.9	$5,492.2
Equity
Share capital	$2,237.9	$2,224.7
Contributed surplus	40.2	38.6
Accumulated other comprehensive income	(23.6)	(31.2)
Retained earnings	1,824.9	1,777.6
Equity attributable to equity holders of the Company	$4,079.4	$4,009.7
Non-controlling interests	74.7	76.9
Total equity	$4,154.1	$4,086.6
Total liabilities and equity	$9,756.0	$9,578.8

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.
CAE First Quarter Report 2023 I 29

Consolidated Interim Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2022	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2022	317,024,123	$2,224.7	$38.6	$(31.2)	$1,777.6	$4,009.7	$76.9	$4,086.6
Net income	—	$—	$—	$—	$1.7	$1.7	$2.0	$3.7
Other comprehensive income	—	—	—	7.6	45.6	53.2	0.8	54.0
Total comprehensive income	—	$—	$—	$7.6	$47.3	$54.9	$2.8	$57.7
Exercise of stock options	645,277	13.2	(1.7)	—	—	11.5	—	11.5
Share-based payments expense	—	—	3.3	—	—	3.3	—	3.3
Transactions with non-controlling interests	—	—	—	—	—	—	(5.0)	(5.0)
Balances as at June 30, 2022	317,669,400	$2,237.9	$40.2	$(23.6)	$1,824.9	$4,079.4	$74.7	$4,154.1

	Attributable to equity holders of the Company
Three months ended June 30, 2021	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances as at March 31, 2021	293,355,463	$1,516.2	$22.5	$58.1	$1,543.7	$3,140.5	$72.3	$3,212.8
Net income	—	$—	$—	$—	$46.4	$46.4	$0.9	$47.3
Other comprehensive (loss) income	—	—	—	(36.3)	2.7	(33.6)	(0.5)	(34.1)
Total comprehensive (loss) income	—	$—	$—	$(36.3)	$49.1	$12.8	$0.4	$13.2
Exercise of stock options	933,943	23.3	(3.1)	—	—	20.2	—	20.2
Share-based payments expense	—	—	4.6	—	—	4.6	—	4.6
Transactions with non-controlling interests	—	—	—	—	—	—	(2.4)	(2.4)
Balances as at June 30, 2021	294,289,406	$1,539.5	$24.0	$21.8	$1,592.8	$3,178.1	$70.3	$3,248.4

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

30 I CAE First Quarter Report 2023

Consolidated Interim Financial Statements

Consolidated Statement of Cash Flows

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	Notes	2022	2021
Operating activities
Net income		$3.7	$47.3
Adjustments for:
Depreciation and amortization	3	82.6	71.1
Impairment of non-financial assets	3	3.2	2.3
Share of after-tax profit of equity accounted investees		(11.4)	(8.3)
Deferred income taxes		(8.5)	(1.3)
Investment tax credits		(0.9)	(9.5)
Share-based payments expense		(4.8)	(8.7)
Defined benefit pension plans		4.3	6.8
Other non-current liabilities		(5.3)	(2.3)
Derivative financial assets and liabilities – net		(6.0)	20.3
Other		10.8	17.4
Changes in non-cash working capital	9	(230.3)	(264.2)
Net cash used in operating activities		$(162.6)	$(129.1)
Investing activities
Business combinations, net of cash acquired		$—	$(16.0)
Additions to property, plant and equipment	3	(73.9)	(73.9)
Proceeds from disposal of property, plant and equipment		4.0	1.8
Additions to intangible assets	3	(25.4)	(19.3)
Net proceeds from (payments to) equity accounted investees		1.1	(0.5)
Dividends received from equity accounted investees		6.4	—
Other		(5.0)	(2.4)
Net cash used in investing activities		$(92.8)	$(110.3)
Financing activities
Net proceeds from borrowing under revolving credit facilities		$133.3	$—
Proceeds from long-term debt		8.9	6.7
Repayment of long-term debt		(23.6)	(7.9)
Repayment of lease liabilities		(12.3)	(12.6)
Net proceeds from the issuance of common shares		11.5	20.2
Net cash provided by financing activities		$117.8	$6.4
Effect of foreign currency exchange differences on cash and cash equivalents		$(2.5)	$(2.6)
Net decrease in cash and cash equivalents		$(140.1)	$(235.6)
Cash and cash equivalents, beginning of period		346.1	926.1
Cash and cash equivalents, end of period		$206.0	$690.5

The accompanying notes form an integral part of these Consolidated Interim Financial Statements.

CAE First Quarter Report 2023 I 31

Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements
(Unaudited)
(Unless otherwise stated, all tabular amounts are in millions of Canadian dollars)

The consolidated interim financial statements were authorized for issue by the board of directors on August 10, 2022.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of operations
CAE equips people in critical roles with the expertise and solutions to create a safer world. As a technology company, CAE digitalizes the physical world by deploying simulation training and critical operations support solutions.

CAE Inc. and its subsidiaries’ (or the Company) operations are managed through three segments:

(i)Civil Aviation – Provides comprehensive training solutions for flight, cabin, maintenance and ground personnel in commercial, business and helicopter aviation, a complete range of flight simulation training devices, ab initio pilot training and crew sourcing services, as well as end-to-end digitally-enabled crew management, training operations solutions and optimization software;
(ii)Defense and Security – A platform agnostic, global training and simulation pure play focusing on ensuring mission readiness by integrating systems and solutions across all five domains for government organizations responsible for public safety;
(iii)Healthcare – Provides healthcare students and clinical professionals innovative, integrated and virtual education and training solutions, including interventional and imaging simulations, curricula, audiovisual debriefing solutions, centre management platforms and patient simulators.

CAE is a limited liability company incorporated and domiciled in Canada. The address of the main office is 8585 Côte-de-Liesse, Saint-Laurent, Québec, Canada, H4T 1G6. CAE common shares are traded on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Seasonality and cyclicality of the business
The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fiscal year performance.

The Company’s business, revenues and cash flows are affected by certain seasonal trends. In the Civil Aviation segment, the level of training delivered is driven by the availability of pilots to train, which tends to be lower in the second quarter as pilots are flying more and training less and thus, resulting in lower revenues. In the Defense and Security segment, revenue and cash collection tend to be higher in the second half of the year as contract awards and availability of funding are influenced by the government’s budget cycle, which in the U.S. is based on a September year-end.

However, due to the continued impact from the COVID-19 pandemic results may not follow historical patterns.

Basis of preparation
The key accounting policies applied in the preparation of these consolidated interim financial statements are consistent with those disclosed in Note 1 of the Company’s consolidated financial statements for the year ended March 31, 2022. These policies have been consistently applied to all periods presented. Certain amendments to accounting standards were applied for the first time on April 1, 2022, but did not have an impact on the consolidated interim financial statements of the Company. These condensed consolidated interim financial statements should be read in conjunction with the Company’s most recent annual consolidated financial statements for the year ended March 31, 2022.

The consolidated interim financial statements have been prepared in accordance with Part I of the CPA Canada Handbook ‑ Accounting, International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, IAS 34, Interim Financial Reporting.

The functional and presentation currency of CAE Inc. is the Canadian dollar.

Use of judgements, estimates and assumptions
The preparation of the consolidated interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosures at the date of the consolidated interim financial statements, as well as the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates. Changes will be reported in the period in which they are identified. In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements of the year ended March 31, 2022.

32 I CAE First Quarter Report 2023

Notes to the Consolidated Interim Financial Statements

NOTE 2 – BUSINESS COMBINATIONS
During the three months ended June 30, 2022, the Company completed its final assessment of the fair value of assets acquired and liabilities assumed of L3Harris Technologies’ Military Training business (L3H MT) acquired in fiscal 2022.

During the three months ended June 30, 2022, adjustments to preliminary purchase price allocations of acquisitions realized in fiscal 2022 resulted in increases of intangible assets of $18.7 million, current liabilities of $3.6 million, other long-term liabilities of $2.8 million and other long-term assets of $2.3 million, and decreases of current assets of $13.2 million and deferred tax assets of $1.4 million.

NOTE 3 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION
The Company elected to organize its operating segments principally on the basis of its customer markets. The Company manages its operations through its three segments. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker.

The Company has decided to disaggregate revenue from contracts with customers by segment, by products and services and by geographic regions as the Company believes it best depicts how the nature, amount, timing and uncertainty of its revenue and cash flows are affected by economic factors.

Results by segment
The profitability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is adjusted segment operating income. Adjusted segment operating income is calculated by taking operating income and excluding restructuring, integration and acquisition costs, and impairments and other gains and losses arising from significant strategic transactions or specific events, which gives an indication of the profitability of each segment because it does not include the impact of items not specifically related to the segment’s performance.

The accounting principles used to prepare the information by operating segments are the same as those used to prepare the Company’s consolidated financial statements. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on the level of utilization when determinable and measurable, otherwise the allocation is based on a proportion of each segment’s cost of sales and revenue.

			Defense
	Civil Aviation		and Security		Healthcare		Total
Three months ended June 30	2022	2021	2022	2021	2022	2021	2022	2021
External revenue	$480.4	$432.9	$413.3	$288.2	$39.6	$31.6	$933.3	$752.7
Depreciation and amortization	58.5	55.5	20.9	12.2	3.2	3.4	82.6	71.1
Impairment of non-financial assets – net	2.3	2.4	0.4	0.2	0.5	(0.3)	3.2	2.3
Share of after-tax profit of equity accounted investees	9.9	4.9	1.5	3.4	—	—	11.4	8.3
Operating income (loss)	75.4	59.0	(30.3)	22.6	(5.7)	4.6	39.4	86.2
Adjusted segment operating income (loss)	86.6	69.7	(21.2)	23.7	(4.5)	5.0	60.9	98.4

Reconciliation of adjusted segment operating income is as follows:

			Defense
	Civil Aviation		and Security		Healthcare			Total
Three months ended June 30	2022	2021	2022	2021	2022	2021	2022	2021
Operating income (loss)	$75.4	$59.0	$(30.3)	$22.6	$(5.7)	$4.6	$39.4	$86.2
Restructuring, integration and acquisition costs (Note 5)	11.2	10.7	9.1	1.1	1.2	0.4	21.5	12.2
Adjusted segment operating income (loss)	$86.6	$69.7	$(21.2)	$23.7	$(4.5)	$5.0	$60.9	$98.4

CAE First Quarter Report 2023 I 33

Notes to the Consolidated Interim Financial Statements
Capital expenditures by segment, which consist of additions to property, plant and equipment and intangible assets (excluding those acquired in business combinations), are as follows:

	Three months ended June 30
	2022	2021
Civil Aviation	$83.8	$80.0
Defense and Security	12.0	8.9
Healthcare	3.5	4.3
Total capital expenditures	$99.3	$93.2

Assets and liabilities employed by segment
The Company uses assets employed and liabilities employed to assess resources allocated to each segment. Assets employed include accounts receivable, contract assets, inventories, prepayments, property, plant and equipment, right-of-use assets, intangible assets, investment in equity accounted investees, derivative financial assets and other non-current assets. Liabilities employed include accounts payable and accrued liabilities, provisions, contract liabilities, derivative financial liabilities and other non-current liabilities.

Assets and liabilities employed by segment are reconciled to total assets and liabilities as follows:

	June 30	March 31
	2022	2022
Assets employed
Civil Aviation	$5,402.7	$5,269.6
Defense and Security	3,294.6	3,163.1
Healthcare	282.3	269.2
Assets not included in assets employed	776.4	876.9
Total assets	$9,756.0	$9,578.8
Liabilities employed
Civil Aviation	$1,038.8	$1,012.7
Defense and Security	766.2	824.8
Healthcare	62.1	64.9
Liabilities not included in liabilities employed	3,734.8	3,589.8
Total liabilities	$5,601.9	$5,492.2

Products and services information
The Company's revenue from external customers for its products and services are as follows:

	Three months ended June 30
	2022	2021
Products	$382.2	$333.9
Training and services	551.1	$418.8
Total external revenue	$933.3	$752.7

34 I CAE First Quarter Report 2023

Notes to the Consolidated Interim Financial Statements

Geographic information
The Company markets its products and services globally. Revenues are attributed to geographical regions based on the location of customers. Non-current assets other than financial instruments and deferred tax assets are attributed to geographical regions based on the location of the assets, excluding goodwill. Goodwill is presented by geographical regions based on the Company’s allocation of the related purchase price.

	Three months ended June 30
	2022	2021
External revenue
Canada	$85.6	$72.5
United States	497.1	343.4
United Kingdom	65.2	44.2
Rest of Americas	19.9	14.6
Europe	124.8	107.7
Asia	117.9	140.2
Oceania and Africa	22.8	30.1
	$933.3	$752.7

	June 30	March 31
	2022	2022
Non-current assets other than financial instruments and deferred tax assets
Canada	$1,614.4	$1,570.8
United States	3,700.2	3,554.2
United Kingdom	363.3	370.4
Rest of Americas	172.1	177.0
Europe	889.2	916.3
Asia	502.0	498.1
Oceania and Africa	74.5	79.5
	$7,315.7	$7,166.3

NOTE 4 – OTHER (GAINS) AND LOSSES

	Three months ended June 30
	2022	2021
Net gain on foreign currency exchange differences	$(2.5)	$(2.0)
Other	0.1	(3.7)
Other (gains) and losses	$(2.4)	$(5.7)

NOTE 5 – RESTRUCTURING, INTEGRATION AND ACQUISITION COSTS

	Three months ended June 30
	2022	2021
Integration and acquisition costs	$16.7	$5.4
Impairment of non-financial assets	2.3	2.1
Severances and other employee related costs	—	1.3
Other costs	2.5	3.4
Total restructuring, integration and acquisition costs	$21.5	$12.2
For the three months ended June 30, 2022, restructuring, integration and acquisition costs associated with the L3H MT acquisition amounted to $9.5 million and the AirCentre acquisition amounted to $6.4 million.

CAE First Quarter Report 2023 I 35

Notes to the Consolidated Interim Financial Statements

NOTE 6 – FINANCE EXPENSE – NET
Finance expense - net

	Three months ended June 30
	2022	2021
Finance expense:
Long-term debt (other than lease liabilities)	$30.7	$24.3
Lease liabilities	3.9	3.9
Royalty obligations	2.9	2.9
Employee benefits obligations	0.8	1.3
Other	2.9	1.7
Borrowing costs capitalized	(2.1)	(1.4)
Finance expense	$39.1	$32.7
Finance income:
Loans and investment in finance leases	$(2.3)	$(2.1)
Other	(0.6)	(2.0)
Finance income	$(2.9)	$(4.1)
Finance expense – net	$36.2	$28.6

NOTE 7 – GOVERNMENT PARTICIPATION
Government contributions, other than COVID-19 government support programs, were recognized as follows:

	Three months ended June 30
	2022	2021
Credited to non-financial assets	$3.1	$2.8
Credited to income	5.9	4.8
	$9.0	$7.6

COVID-19 government support programs
The Company previously accessed government emergency relief measures and wage subsidy programs available around the world, mainly the Canada Emergency Wage Subsidy (CEWS) program. The Company's participation in the CEWS program ceased on June 5, 2021 and accordingly, the Company did not claim any CEWS benefits for wages and salary costs incurred subsequent to June 5, 2021.

During the three months ended June 30, 2022, the Company received no government contributions related to COVID-19 support programs (2021 – $14.9 million received, mainly provided as a reimbursement of employee wages, of which $1.3 million were credited to non-financial assets and $13.6 million were credited to income).

NOTE 8 – EARNINGS PER SHARE
Earnings per share computation
The denominators for the basic and diluted earnings per share computations are as follows:

	Three months ended June 30
	2022	2021
Weighted average number of common shares outstanding	317,093,423	293,601,934
Effect of dilutive stock options	1,086,027	2,184,855
Weighted average number of common shares outstanding
for diluted earnings per share calculation	318,179,450	295,786,789

For the three months ended June 30, 2022, options to acquire 2,229,865 common shares (2021 – 3,700) have been excluded from the above calculation since their inclusion would have had an anti-dilutive effect.

36 I CAE First Quarter Report 2023

Notes to the Consolidated Interim Financial Statements

NOTE 9 – SUPPLEMENTARY CASH FLOWS INFORMATION
Changes in non-cash working capital are as follows:

Three months ended June 30	2022	2021
Cash (used in) provided by non-cash working capital:
Accounts receivable	$(89.2)	$(21.8)
Contract assets	(0.4)	(28.5)
Inventories	(40.2)	79.5
Prepayments	(15.9)	(1.9)
Income taxes	(4.5)	(3.0)
Accounts payable and accrued liabilities	(98.0)	(179.0)
Provisions	(5.0)	(2.7)
Contract liabilities	22.9	(106.8)
	$(230.3)	$(264.2)

Supplemental information:

Three months ended June 30	2022	2021
Interest paid	$33.5	$9.7
Interest received	3.0	4.1
Income taxes paid	8.5	14.4

NOTE 10 – FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is determined by reference to the available market information at the reporting date. When no active market exists for a financial instrument, the Company determines the fair value of that instrument based on valuation methodologies as discussed below. In determining assumptions required under a valuation model, the Company primarily uses external, readily observable market data inputs. Assumptions or inputs that are not based on observable market data incorporate the Company’s best estimates of market participant assumptions. Counterparty credit risk and the Company’s own credit risk are taken into account in estimating the fair value of financial assets and financial liabilities.

The following assumptions and valuation methodologies have been used to measure the fair value of financial instruments:
(i)The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturities;
(ii)The fair value of derivative instruments, which include forward contracts, swap agreements and embedded derivatives accounted for separately and is calculated as the present value of the estimated future cash flows using an appropriate interest rate yield curve and forward foreign exchange rate. Assumptions are based on market conditions prevailing at each reporting date. The fair value of derivative instruments reflect the estimated amounts that the Company would receive or pay to settle the contracts at the reporting date;
(iii)The fair value of the equity investments, which does not have a readily available market value, is estimated using a discounted cash flow model, which includes some assumptions that are not based on observable market prices or rates;
(iv)The fair value of non-current receivables is estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(v)The fair value of long-term debts, royalties obligations and other non-current liabilities are estimated based on discounted cash flows using current interest rates for instruments with similar risks and remaining maturities;
(vi)The fair value of the contingent considerations arising on business combinations are based on the estimated amount and timing of projected cash flows, the probability of the achievement of the criteria on which the contingency is based and the risk-adjusted discount rate used to present value the probability-weighted cash flows.

Fair value hierarchy
The fair value hierarchy reflects the significance of the inputs used in making the measurements and has the following levels:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e. as prices in markets that are not active) or indirectly (i.e. quoted prices for similar assets or liabilities);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

CAE First Quarter Report 2023 I 37

Notes to the Consolidated Interim Financial Statements

The carrying values and fair values of financial instruments, by category, are as follows:

		June 30			March 31
			2022		2022
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets (liabilities) measured at FVTPL
Cash and cash equivalents	Level 1	$206.0	$206.0	$346.1	$346.1
Restricted cash	Level 1	2.1	2.1	1.9	1.9
Equity swap agreements	Level 2	(15.5)	(15.5)	(13.0)	(13.0)
Forward foreign currency contracts	Level 2	6.4	6.4	7.0	7.0
Contingent consideration arising on business combinations	Level 3	(3.9)	(3.9)	(3.7)	(3.7)
Derivative assets (liabilities) designated in a hedge relationship
Foreign currency and interest rate swap agreements	Level 2	15.0	15.0	8.2	8.2
Forward foreign currency contracts	Level 2	3.0	3.0	8.3	8.3
Financial assets (liabilities) measured at amortized cost
Accounts receivable(1)	Level 2	595.1	595.1	501.7	501.7
Investment in finance leases	Level 2	133.9	136.2	118.7	124.4
Advances to a portfolio investment	Level 2	10.0	10.0	10.5	10.5
Other assets(2)	Level 2	24.2	24.2	25.0	25.0
Accounts payable and accrued liabilities(3)	Level 2	(660.0)	(660.0)	(696.6)	(696.6)
Total long-term debt(4)	Level 2	(2,851.2)	(2,825.6)	(2,658.8)	(2,765.4)
Other non-current liabilities(5)	Level 2	(143.9)	(142.3)	(151.8)	(164.5)
Financial assets measured at FVOCI
Equity investments	Level 3	1.4	1.4	1.4	1.4
		$(2,677.4)	$(2,647.9)	$(2,495.1)	$(2,608.7)
(1) Includes trade receivables, accrued receivables and certain other receivables.
(2) Includes non-current receivables and certain other non-current assets.
(3) Includes trade accounts payable, accrued liabilities, interest payable and current royalty obligations.
(4) Excludes lease liabilities. The carrying value of long-term debt excludes transaction costs.
(5) Includes non-current royalty obligations and other non-current liabilities.

During the three months ended June 30, 2022, there were no significant changes in level 3 financial instruments.

NOTE 11 – RELATED PARTY TRANSACTIONS
The Company’s outstanding balances with its equity accounted investees are as follows:

	June 30	March 31
	2022	2022
Accounts receivable	$47.6	$49.7
Contract assets	32.2	23.0
Other non-current assets	12.0	12.8
Accounts payable and accrued liabilities	4.6	5.1
Contract liabilities	40.3	46.5
Other non-current liabilities	1.5	1.5

The Company’s transactions with its equity accounted investees are as follows:

	Three months ended June 30
	2022	2021
Revenue	$42.3	$36.2
Purchases	1.0	0.8
Other income	0.2	0.3

38 I CAE First Quarter Report 2023